Exhibit 3

Rule 10b5-1 Trading Plan

THIS TRADING PLAN is adopted by Customer and Fidelity Brokerage Services LLC, a Delaware limited liability company (“Broker”), in compliance with Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

WHEREAS, Customer wishes to provide instructions to Broker as to how, when and whether to conduct purchases or sales of securities of the Issuer in compliance with Rule 10b5-1 under the Exchange Act as set forth in the foregoing Trading Schedule (the “Shares”); and

WHEREAS, the Shares may include Shares that Customer has or will have the right to acquire under outstanding employee stock options of the Issuer (“Options”) and/or Shares (“Company Stock Plan Shares”) issued or to be issued to Customer based upon Customer’s participation in one or more of Issuer’s employee stock plans (each a “Company Stock Plan”), which is either (i) subject to a Recordkeeping and Administrative Services Agreement (“SPS Agreement”) between the Issuer and Fidelity Stock Plan Services LLC (“SPS”); or (ii) with respect to all other Company Stock Plans, attached hereto as Exhibit 1; and

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements hereinafter contained, the parties hereby agree as follows:

1.	TERM & TERMINATION
a.	Term: This trading plan, completed and executed by the Customer on 09/14/2022 (the “Customer Execution Date”) shall be effective as of the date Broker notifies Customer the acceptance by Broker of this Trading Plan (the “Effective Date”), and shall continue until terminated in accordance with Section 1(b) below. If the Trading Schedule provides for an Option Exercise Date or Order Entry Date earlier than one (1) business day after the Effective Date, then such Option Exercise Date or Order Entry Date shall be one (1) business day following the Effective Date.
b.	Termination:
i	This Trading Plan will terminate on the earlier of:
A.	08/11/2023;
B.	execution of all trades or expiration of all of the orders relating to such trades as specified below;
C.	the date Broker receives notice of liquidation, dissolution, bankruptcy, insolvency or death of Customer;
D.	Broker receives notice from the Customer of Customer’s termination of the Trading Plan; or
E.	the date Broker notifies Customer of Broker’s termination of this Trading Plan due to Customer’s breach of any of the terms of this Trading Plan or in the event that Customer trades Shares outside of this Trading Plan.
ii	Any termination of this Trading Plan by Customer must be: delivered to Broker in writing and signed and dated by Customer; and the Customer shall promptly provide a copy of such written notice of termination to the Issuer.
2.	INTENT TO COMPLY WITH RULE 10b5-1

It is the intent of the parties that this Trading Plan satisfy the affirmative defense conditions of Rule 10b5-1(c) and comply with the requirements of Rule 10b5-1.

3.	144 COMPLIANCE
a.	If the shares are “restricted securities” and/or Customer may be deemed an “affiliate” of Issuer, as such terms are defined in Rule 144 of the Securities Act of 1933, as amended, then within five (5) days of the first date on which sales, if any, can be made under this Trading Plan, and within five (5) days of each three month anniversary of such first date (providing that on such anniversary any sales of Shares remain pending under this Trading Plan), Customer shall execute and deliver to Broker a certification disclosing trades made by Customer and its related parties within the three (3) months preceding such first date or three-month anniversary date, as the case may be, for purposes of determining compliance of sales to be made under this Trading Plan with Rule 144. If there were no such trades within such three (3) month period, no certification is required.
b.	In respect of any sales of Shares under this Trading Plan, if such Shares are “restricted securities” and/or Customer may be deemed an “affiliate” of Issuer, as such terms are defined in Rule 144, then Broker will complete on behalf of Customer and file with appropriate authorities the required Forms 144 of Customer, provided that Customer has complied with its covenant set forth in Section 3(a) above, with respect to each such filing.

i	Customer understands and agrees that such Forms 144 shall provide
A.	that the sales are being made pursuant to a Rule 10b5-1 Trading Plan,
B.	the date on which such Trading Plan was adopted and
C.	that Customer’s knowledge speaks as of the date such Trading Plan was adopted.
ii	Customer shall cooperate with Broker to execute and file any modifications to an effective Form 144 in order to comply with the foregoing.
c.	If Customer indicates in Section I of this Trading Plan that Issuer will file Form 4 statements on Customer’s behalf consistent with Issuer’s designation of Customer as a “Section 16 reporting person,” then Broker will use reasonable efforts to transmit to Issuer’s Authorized Representative, in writing, the details of any trade executed under this Trading Plan within one business day of the trade execution (in each case, a “Broker Trade Notification”).
4.	IMPLEMENTATION OF TRADING PLAN
a.	Customer agrees to deliver promptly Shares now or hereafter coming into Customer’s possession that are subject to sale under this Trading Plan, including, if applicable, Company Stock Plan Shares, for so long as sales are to be conducted under this Trading Plan, all of which Shares shall be deposited into the Customer Account in the name of Broker or its duly appointed designee. Broker shall withdraw Shares from the Customer Account in order to effect sales of Shares under this Trading Plan. Broker agrees to notify Customer promptly if at any time during the term of this Trading Plan the number of Shares in the Customer Account is less than the number of Shares remaining to be sold pursuant to this Trading Plan, unless such shortfall will be eliminated in the ordinary course by the exercise of Options or delivery of Shares pursuant to a Company Stock Plan in accordance with this Trading Plan. To the extent that any Shares remain in the Customer Account upon termination of this Trading Plan, Broker agrees, upon Issuer’s request, to return such Shares promptly to Issuer’s transfer agent for re-legending to the extent that such Shares would then be subject to transfer restrictions in the hands of Customer.
b.	Company Stock Plan Exercises:
i	If this Trading Plan covers exercises of Options or other exercises under a Company Stock Plan (a “Company Stock Plan Exercise”), then Customer agrees to make appropriate arrangements with Issuer and its transfer agent and the Company Stock Plan administrator to permit Broker to furnish notice to Issuer of the Company Stock Plan Exercise and to have underlying Shares delivered to Broker as necessary to effect sales under this Trading Plan. Shares received pursuant to a Company Stock Plan Exercise shall be delivered to the Customer Account.
ii	In the event Issuer is not an SPS Customer, Customer agrees to complete, execute and deliver to Broker from time to time Broker’s customary forms (e.g., Employee Stock Option Notice of Intent and Agreement for the exercise of Options), at such times and in such numbers as Broker shall request, to complete any Company Stock Plan Exercises pursuant to this Trading Plan.
iii	Customer hereby authorizes:
A.	Broker to serve as Customer’s agent and attorney-infact to cause said Shares to be issued upon payment (or eligible margin credit, if applicable) of amounts due to Issuer under the Company Stock Plan (including any exercise price and tax withholding), and in the event Issuer is not an SPS Customer, receipt from Customer of the properly endorsed Employee Stock Option Notice of Intent and Agreement and
B.	Broker, Issuer and/or Company Stock Plan administrator to exchange information regarding the acquisition and disposition of said Shares, including, without limitation, any required notification of the sale of Shares acquired under a Company Stock Plan and verification by Issuer of tax withholding.
iv	On each day that sales are to be made under this Trading Plan (or, in the event that Customer owns a portion of Shares directly and not pursuant to a Company Stock Plan Exercise, on any day that the number of Shares in the Customer Account is less than the number of Shares to be sold on such day), Broker shall initiate a Company Stock Plan Exercise on behalf of Customer to obtain a sufficient Shares to effect such sales in the manner specified on the Trading Schedule. Broker shall in no event initiate any Company Stock Plan Exercise if at the time of exercise the exercise price is equal to or higher than the market price of the Shares. In connection with any Company Stock Plan Exercise, Broker shall remit to Issuer any required exercise price together with any tax withholding that Issuer and or Company Stock Plan administrator informs Broker is required in connection with the Company Stock Plan Exercise, which amounts shall be deducted from the proceeds of sale of the Shares.

c.	Company Stock Plans:
i	If this Trading Plan covers Company Stock Plan Shares, then Customer shall provide written notice to Broker at any time when Issuer amends or terminates the related Company Stock Plan, together with a written copy of any such amendment(s), as soon as practicable but in any event no later than two (2) business days after Customer receives notice thereof from Issuer.
ii	If Customer changes or terminates any contribution elections during a contribution election period where Customer is instructing Broker on the Trading Schedule to sell all or a percentage of the Company Stock Plan Shares that Customer expects to receive pursuant to such contribution election (as opposed to specifying on the Trading Schedule an actual number of shares that Broker should sell), Customer shall provide written notice to Broker and to Issuer’s Authorized Representative of such contribution election change or termination as soon as practicable but in any event no later than two (2) business days after Customer effects any such change, which written notice must be accompanied by Customer’s representation that:
A.	Customer was not in possession of any material nonpublic information concerning Issuer or its securities when Customer effected such change, and
B.	such change was made in good faith and not as a part of a plan or scheme to evade compliance with the federal securities laws.
5.	REPRESENTATIONS, WARRANTIES AND COVENANTS OF CUSTOMER

Customer makes the following representations, warranties and covenants to Broker as of the Customer Execution Date through and including the Effective Date:

a.	Customer has all requisite power and authority to adopt this Trading Plan and to carry out its obligations hereunder. The execution and delivery of this Trading Plan and the performance of the obligations of Customer hereunder have been duly authorized and approved by all necessary action on the part of Customer, and no other proceedings on the part of Customer are necessary to authorize and approve this Trading Plan and the transactions contemplated hereby. This Trading Plan has been duly executed by Customer and constitutes its valid and binding obligation, enforceable against it in accordance with its terms.
b.	The execution, delivery and performance by Customer of this Trading Plan does not, directly or indirectly (with or without notice or lapse of time), contravene, conflict with, or result in a violation of any of the terms or requirements of any legal or contractual requirement or order to which Customer may be subject, nor does this Trading Plan require any consent, waiver, authorization or approval of any person or entity other than Customer, Issuer and Broker. Customer shall immediately notify Broker if Customer becomes subject to a legal, regulatory or contractual restriction or undertaking that would prevent Broker from carrying out its obligations under this Trading Plan.
c.	Neither the Customer Execution Date nor the Effective Date falls within any blackout period of Issuer.
d.	Customer is not aware of any material nonpublic information concerning Issuer or its securities.
e.	Customer is entering into this Trading Plan in good faith and not as a part of a plan or scheme to evade compliance with the federal securities laws.
f.	Customer is currently permitted to trade in Shares in accordance with Issuer’s insider trading policies.
g.	Customer has obtained the approval or acknowledgement of Issuer’s Authorized Representative to enter into this Trading Plan.
h.	Customer agrees that Customer shall not, directly or indirectly, communicate any material nonpublic information relating to the Issuer or its securities to any employee of Broker or its affiliates.
i.	If Customer is an institution, Customer has implemented reasonable policies and procedures to ensure that the individuals authorized to enter into this Trading Plan on its behalf are not aware, as of the Effective Date, of any material nonpublic information concerning Issuer or its securities, and, to the knowledge of Customer, no such individual is aware of any such information.
j.	Customer agrees to notify Broker promptly if Customer obtains knowledge at any time prior to the Effective Date that any of the representations or warranties in this Section 5 are untrue or inaccurate in any respect.
k.	During the term of this Trading Plan, Customer agrees that Customer shall not exercise any subsequent influence over how, when, or whether to effect purchases or sales pursuant to the Trading Plan.
l.	Notwithstanding the foregoing, if this Trading Plan results from an administrative transfer of a preexisting plan from another broker, Customer’s representations in Section 5(d) and Section 5(f) shall be made as of the date of the Initial Trading Plan.

6.	HEDGING TRANSACTIONS

Customer will not enter into any new, or change any existing, corresponding or hedging transaction or position with respect to the Shares subject to this Trading Plan for so long as this Trading Plan is in effect.

7.	MARKET DISRUPTION AND TRADING RESTRICTIONS
a.	Customer understands that Broker may not be able to effect a transaction under this Trading Plan due to
i	any of the events described in the “Limits to our Responsibility” section of the Customer Agreement;
ii	a legal, regulatory or contractual restriction or suspension applicable to Customer, Customer’s affiliates, Broker or Broker’s affiliates (including the volume limitations of Rule 144);
iii	failure of Broker to receive Shares, including Company Stock Plan Shares, or delay in Broker’s receipt of such shares for deposit into Customer Account, if applicable, whether or not such failure or delay is consistent with the terms of the Company Stock Plan, or any other agreement to which Broker is not a controlling party;
iv	if this Trading Plan includes a Company Stock Plan Exercise, and on the Trading Schedule Customer places a market order with respect to Shares subject to a Company Stock Plan Exercise, failure of the market price for such Shares to exceed the exercise price of such Company Stock Plan Exercise on the exercise date;
v	a suspension, expiration, termination or unavailability of any applicable registration statement related to Issuer; or
vi	a trading suspension under Section 7(b) of this Trading Plan.
vii	If Broker cannot effect any trade in Shares for any of the reasons described herein, then Broker shall follow Customer’s instructions set forth on the Trading Schedule with respect to such trade(s).
b.	Broker shall suspend trading under this Trading Plan, in whole or in part as appropriate, as soon as practicable but in no event later than two (2) business days after receipt of written notice from Issuer’s Authorized Representative that the Issuer has imposed trading restrictions on the Customer (a “Trading Suspension Notice”). Broker shall lift any such trading suspension and shall resume effecting trades in accordance with this Trading Plan as soon as practicable but in no event later than two (2) business days after receipt of written notice from Issuer’s Authorized Representative that such Issuer Restrictions have terminated (a “Trading Suspension Release”). Broker shall follow Customer’s instructions as set forth in Section 7(a) of this Trading Plan with respect to any unexecuted trades that would have been executed in accordance with the terms of the Trading Schedule but for the Trading Suspension Notice.
8.	LEGAL COMPLIANCE; AGENT DUTIES
a.	Customer agrees that Customer is solely responsible to determine whether this Trading Plan meets the requirements of Rule 10b5-1(c) and any other applicable federal or state laws or rules.
b.	Customer agrees to comply with all applicable laws in connection with the performance of this Trading Plan, including, without limitation, Sections 13 and 16 of the Exchange Act and the respective rules and regulations promulgated thereunder.
c.	Customer agrees that Broker is acting solely as agent for Customer and shall not by reason thereof assume any fiduciary or advisory relationship with Customer. Nothing in this Trading Plan shall be construed as to impose upon Broker any obligation to exercise discretion over how, when or whether to effect trades in the Shares.
d.	Customer is responsible for consulting with his or her own advisers as to the legal, tax, business, financial and related aspects of, and has not relied on Broker or any person affiliated with Broker in connection with Customer’s adoption and implementation of, this Trading Plan.
e.	Customer agrees that Customer is solely responsible to determine whether this Trading Plan, or any actions taken pursuant to or in connection with this Trading Plan (including without limitation termination of this Trading Plan), meets the requirements of any agreements between Issuer and Customer and any of Issuer policies or other requirements applicable to Customer. Issuer policies or other requirements, copies of which may be attached to this Trading Plan for informational purposes only, are not made a part of this Trading Plan.
9.	GENERAL PROVISIONS
a.	Severability. In the event that any provision of this Trading Plan is declared by any court or other judicial or administrative body to be null, void or unenforceable, said provision shall survive to the extent it is not so declared, and all of the other provisions of this Trading Plan shall remain in full force and effect.
b.	Amendments. This Trading Plan may be amended or modified only in writing and signed and dated by Customer and Broker and acknowledged by Issuer. Such amendment or modification shall be deemed to constitute the creation of a new Trading Plan and as a result Customer shall be required to restate and reaffirm as of the date of such amendment, each representation and warranty set forth in Section 5 of this Trading Plan.

c.	Notices.
i	All notices, requests, demands and other communications under this Trading Plan shall be in writing and shall be deemed to have been duly given:
A.	on the date of service if served personally on the party to whom notice is to be given;
B.	on the date when receipt by addressee is confirmed in writing, if sent via facsimile transmission to the facsimile number given below; or
C.	on the first business day with respect to which a reputable air courier guarantees delivery.
ii	Notice shall be delivered to any party as follows:
A.	If to Customer: [*]
B.	Copy to Issuer.
C.	Name: [*]
D.	Address: [*]
E.	If to Broker: [*]
iii	Any party may change its address for the purpose of this Section 9(c) by giving the other parties written notice of its new address in the manner set forth above.
d.	Customer Agreement and Conflict of Terms. In the event of any inconsistencies between the Customer Agreement and the Trading Plan, the provisions of the Customer Agreement, as amended and in effect, shall control. Customer acknowledges that he has read the Customer Agreement, including its arbitration provision. Customer further acknowledges that a copy of the Customer Agreement, as amended and in effect, is available at any time upon request or at www.Fidelity.com.
e.	Confidentiality. This Trading Plan, together with the Trading Schedule and other personal information of the Customer, is subject to the confidentiality and privacy provisions of the Customer Agreement, including Broker’s Privacy Policy.
f.	Entire Trading Plan. This Trading Plan, together with the Trading Schedule and any exhibits hereto or thereto, and the Customer Agreement contain the entire understanding between the parties with respect to the transactions contemplated hereby and supersedes and replaces all prior and contemporaneous agreements and understandings, oral or written, with regard to such transactions.
g.	Counterparts. This Trading Plan may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute a single document.

Customer agrees to all of the terms and conditions set forth in this Trading Plan, as may be amended from time to time and all applicable exhibits hereto (collectively, the “Agreement”).

CUSTOMER: NVR TR, LLC GBR TR, LLC EJR TR, LLC JAR TR, LLC JNR TR, LLC By: /s/ Jonathan M. Rothberg Name: Jonathan M. Rothberg Title: Manager	Accepted by Fidelity Brokerage Services LLC: By: /s/ Nicholas Ingersoll Name: Nicholas Ingersoll Title: Senior SPS Exec Team Support Specialist